UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Ardea Biosciences, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

03969P107
(CUSIP number)

Leo Kirby
667 Madison Avenue, 21st Floor
New York, NY 10065
(212) 339-5633
(Name, address and telephone number of person authorized to receive notices and communications)

January 20, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03969P107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 6,213,004
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 6,213,004
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,213,004
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN
(1)      See Item 5(a) of this Amendment for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

CUSIP No. 03969P107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 37,500
	8.	SHARED VOTING POWER: 6,213,004
	9.	SOLE DISPOSITIVE POWER: 37,500
	10.	SHARED DISPOSITIVE POWER: 6,213,004
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,250,504
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN
(1)      See Item 5(a) of this Amendment for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

CUSIP No. 03969P107	13D

EXPLANATORY NOTE:  This Amendment No. 9 to Schedule 13D (this “Amendment”) is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to supplement the statements on Schedule 13D previously filed by them, as heretofore amended.  This Amendment reflects the purchase of 365,400 shares of Common Stock of the Issuer on January 20, 2011 and the receipt of an option grant by Felix J. Baker on January 3, 2011.

Except as supplemented herein, such statements, as hereto amended and supplemented, remain in full force and effect.

ITEM 2.	Identity and Background.

(c)  Certain securities of the Issuer are owned directly by FBB Associates, a Delaware general partnership. As the sole partners of FBB Associates, Julian C. Baker and Felix J. Baker may be deemed to be the indirect beneficial owners of such securities under Rule 16a-1(a)(2) promulgated under the Exchange Act. However, pursuant to Rule 16a-1(a)(4) promulgated under the Exchange Act, each of Julian C. Baker and Felix J. Baker disclaims beneficial ownership of such securities, except to the extent of his respective pecuniary interest therein. Felix J. Baker is a director of the Issuer.

ITEM 5.	Interest in Securities of the Issuer.

Set forth below is the aggregate number of shares of Common Stock held, including shares that maybe acquired upon exercise of Warrants and shares that may be acquired upon exercise of Stock Options, as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 26,144,306 shares of Common Stock outstanding based on information obtained from the  Issuer on January 24, 2011.  Such percentage figures are calculated on the basis that the Warrants owned by the Reporting Persons and the Stock Options held by the Reporting Persons are deemed exercised into shares of Common Stock but other outstanding Warrants and Stock Options are not deemed exercised into shares of Common Stock.

Reporting Person	Number of Shares	Percentage of Class Outstanding

Baker Bros. Investments, L.P.	60,827	0.2%

Baker Bros. Investments II, L.P.	75,388	0.3%

667, L.P.	1,693,159	6.4%

Baker Brothers Life Sciences, L.P.	4,183,389	15.9%

14159, L.P.	97,305	0.4%

Baker/ Tisch Investments, L.P.	100,634	0.4%

FBB Associates	2,302	0.0%

Felix J. Baker	37,500	0.1%

Total	6,250,504	23.7%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships and the general partnership listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by the entities listed above and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

The following transactions noted below were effected by the entities noted below during the sixty days preceding the filing of this statement. The purchases were part of a registered direct public offering by the Issuer. None of the reporting Persons has effected any other transactions in Common Stock during this period.

CUSIP No. 03969P107	13D

Name	Date	Number of Shares	Transaction	Price/ Share
Felix Baker	1/3/2011	12,500	Option Grant	25.97
Baker Brothers Life Sciences, L.P.	1/20/2011	355,585	Purchase	26.00
14159, L.P.	1/20/2011	9,815	Purchase	26.00
Total		377,900

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated January 24, 2011, with respect to Amendment No. 9 to Schedule 13D, by and between Julian C. Baker and Felix J. Baker

CUSIP No. 03969P107	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Amendment is true, complete and correct.

EXECUTED as a sealed instrument this 24th day of January, 2011.

By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker

CUSIP No. 03969P107	13D

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Ardea Biosciences, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 24th day of January, 2011.

By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker